SIRONA DENTAL SYSTEMS, INC.

August 14, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin L. Vaughn

Re:	Sirona Dental Systems, Inc

Form 10-K for fiscal year ended September 30, 2008

Filed December 4, 2008

Form 10-Q for the quarterly period ended March 31, 2009

File No. 0-22673

Dear Mr. Vaughn:

We have set forth below the response of Sirona Dental Systems, Inc. (the “Company”) to the comments contained in your letter to Mr. Jost Fischer, Chief Executive Officer of the company, dated July 31, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2008 filed on December 4, 2008 and Form 10-Q for the quarterly period ended March 31, 2009. For your convenience, we have repeated the Staff’s comments below before our response.

Form 10-K for Fiscal Year Ended September 30, 2008

Manufacturing and Suppliers, page 8

1.	We note the single-supply sources and the limited number of sources mentioned in the third paragraph of this section. In future filings, please disclose the extent to which your products are dependent on components purchased from limited or single-supply sources. Also, disclose the availability of the components and the names of the suppliers. In addition, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements.

Response: We supplementally advise the Staff that although we rely on a limited number of single source suppliers, the Company believes it has policies and agreements in place in order to mitigate the risk posed by these single source arrangements. The Company does not believe that the name of any particular supplier is material to an investor’s understanding of the risks posed. The Company has written agreements in place with most of these suppliers.

Securities and Exchange Commission

August 14, 2009

In response to the Staffs’ comments, in future filings, we will revise the relevant paragraph as follows:

“We purchase various components for our products from a number of outside suppliers. We currently have established relationships with approximately 1,300 suppliers, of which we view approximately 390 as “key suppliers.” Each supplier is selected according to stringent quality criteria, which are reviewed regularly. We do not believe we are dependent on one or a small group of suppliers and believe we could locate alternative suppliers if needed. For reasons of quality assurance or cost effectiveness, the Company relies on single sources for certain purchased components, e.g. sensors, which we use in our imaging segment. We work closely with our suppliers to help ensure continuity of supply while maintaining high quality and reliability. We have agreements in place and use a number of techniques, including security or consignment stock commitments, to address potential disruptions of the supply chain. We also own any custom tooling used in manufacturing these components. The Company has not experienced any significant difficulty in the past in obtaining the materials necessary to meet its production schedule. However, the need to replace one of our single source suppliers could cause a disruption in our ability to timely deliver certain of our products or increase costs. See Item 1A Risk Factors — ‘The Company is dependent upon a limited number of suppliers for critical components. If these suppliers delay or discontinue the manufacture of these components, the Company may experience delays in shipments, increased costs and cancellation of orders for its products.’”

Distribution, page 9

2.	We note the disclosure in the first paragraph of this section that Henry Schein is one of your primary distributors. In future filings, please clarify whether you have a written agreement with Henry Schein, and, if applicable, disclose the material terms of the agreement. Also, file as an exhibit the written agreement, if applicable, with Henry Schein.

Response: We supplementally advise the Staff that we do not have a single written agreement with Henry Schein, but instead execute separate contracts for product groups for different jurisdictions or parts thereof.

The Company does not believe that it is required to file these agreements as exhibits pursuant to the terms of Item 601 of Regulations S-K. The Company enters into distributorship agreements in the ordinary course of its business. Pursuant to Item 601(b)(10)(ii), if a contract is one that ordinarily accompanies the kind of business conducted by the registrant, it is not required to be filed unless it falls within one of the enumerated categories. Paragraph (B) of such subsection sets forth the standard that the Company believes is applicable in this case: “(B) Any contract upon which the registrant’s business is substantially dependent as in the case of continuing contracts to sell the major part of the registrant’s products or services . . . .”

The Company is not substantially dependent on the various contracts with Henry Schein. The Company’s sales to Henry Schein in aggregate accounted for 15% of the Company’s revenue for fiscal 2008. In addition, the Company supplementally advises the Staff that each of the contracts with Henry Schein is not dependent upon the other contracts so that the termination of one would not result in the termination of any other contract. These contracts are terminable upon six months’ notice. These agreements provide for the annual setting of individual purchase commitments.

We intend to add the following disclosure to future filings relating to the material terms of those contracts.

“Sirona executes separate contracts with Henry Schein for each product group in each of the various jurisdictions in which Henry Schein distributes its products. The contracts governing most of the volume of product distributed through Henry Schein are non-exclusive. Each of the contracts provide for minimum annual purchases, which are set annually. The contracts have terms of up to five years. Either party is entitled to terminate any of the contracts upon six months’ notice but generally not before the third anniversary of the contract. Sirona may terminate a contract upon 30 days’ notice in case of Henry Schein’s default under the terms of the contract.”

Securities and Exchange Commission

August 14, 2009

3.	Please tell us where you filed as an exhibit the March 2007 amended distribution agreement mentioned in the third paragraph of this section.

Response: We advise the Staff that the March 2007 amended distribution agreement is not considered to be a material amendment by the Company.

Restrictive covenants and conditions contained in our senior credit agreement, page 17

4.	It appears from section 24.2 of exhibit 10.17 that the debt coverage ratio mentioned in this section represents the required ratio at September 30, 2007. In future filings, please update to reflect the current ratio. Also, expand the appropriate section in future filings, such as on page 40 in your MD&A, to compare the ratios to your financial position in the period for which financials are presented.

Response: In response to the Staff’s comments, in future filings we intend to revise this risk factor to only reflect the current ratio. Set forth below is the revised risk factor we intend to include in future filings:

“Our senior credit agreement contains a number of restrictive covenants and conditions that impose significant operating and financial restrictions on our business, including restrictions on our ability to take actions that may be in the best interests of the business. These restrictions and conditions include a mandatory prepayment on a change in control or sale of all or substantially all assets, as well as significant restrictions on mergers and on any business acquisition. Other covenants limit changes to our business, lending activities, investments including joint ventures, further indebtedness, and the payment of dividends and capital share redemptions. The financial covenants require that we maintain a debt coverage ratio of consolidated total net debt to consolidated adjusted EBITDA of no more than 2.75 to 1 until March 31, 2009 and 2.50 to 1 thereafter, and a cash interest coverage ratio of consolidated adjusted EBITDA to cash interest costs of 4.00 to 1 or greater. Failure to comply with these covenants will result in a default under the terms of our senior credit agreement and could result in acceleration of this indebtedness.”

Securities and Exchange Commission

August 14, 2009

We also intend to expand disclosure in appropriate sections to compare the ratios to our financial position in the period for which financials are presented. Set forth below is the revised disclosure we intend to include in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

“The Senior Facilities Agreement contains restrictive covenants that limit Sirona’s ability to make loans, make investments (including in joint ventures), incur additional indebtedness, make acquisitions or pay dividends, subject to agreed exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of interest payments and defined earnings measures. If the Company breaches any of the covenants, the loans will be become repayable on demand.

The financial covenants require that the Company maintain a debt coverage ratio (“Debt Cover Ratio”) of consolidated total net debt to consolidated adjusted EBITDA (“Consolidated Adjusted EBITDA”) of no more than 2.50 to 1, and a cash interest coverage ratio (“Cash Interest Cover Ratio”) of consolidated adjusted EBITDA to cash interest costs of 4.00 to 1 or greater. The Company is required to test its ratios as of September 30 and March 31. As of March 31, 2009, the Company’s actual Debt Cover Ratio was 2.02 to 1, as calculated in accordance with the Senior Facilities Agreement. As of March 31, 2009, the Company’s actual Cash Interest Cover Ratio was 6.49 to 1, as calculated in accordance with the Senior Facilities Agreement. As of March 31, 2009, consolidated total net debt was $362.9 (net of $157.5 million in cash and cash equivalents), as calculated in accordance with the Senior Facilities Agreement. As of March 31, 2009, total cash interest costs were $27.7 and consolidated adjusted EBITDA was $179.9 million, as calculated in accordance with the Senior Facilities Agreement.

“Consolidated Adjusted EBITDA” means for the relevant period: the consolidated income before taxes from ordinary activities plus: (i) any consolidated net finance charges; (ii) any items treated as exceptional or extraordinary items, (iii) any realized or unrealized gains or losses with respect to borrowings due to movements in exchange rates occurring during such period to the extent the same has not resulted in a cash receipt or payment; (iv) any refinancing costs related to the senior facility and the Company’s former mezzanine facility and any costs related to the 2005 acquisition by MDP; (v) any amount attributable to the amortization of refinancing costs or costs of intangible assets or the depreciation of tangible assets and current assets or write off of research and development currently in progress incurred in connection with purchase price accounting (fair market value adjustments/step-up); (vi) option or similar non-cash expenses; and (vii) any non-recurring costs and expenses incurred in order to ensure compliance with Sarbanes-Oxley Act of 2002, less (i) the amount of any profit (and adding the loss) attributable to minority interests; and (ii) the amount of any profit of any investment or entity (which is not itself a member of the consolidated group) to the extent that the amount of such profit exceeds the amount received in cash. Set forth below is a reconciliation of Consolidated Adjusted EBITDA, as calculated under the Credit Facility, to EBITDA and net income for the 12 months ended s ended March 31, 2009 (in thousands). The measure Consolidated Adjusted EBITDA presented below is calculated in a different manner than EBITDA, presented elsewhere in this MD&A.

Securities and Exchange Commission

August 14, 2009

LTM March 2009 $ ,000
Pre Tax Profit	$7,970
Consolidated Net Finance Charge	23,795
Exceptional or Extraordinary items (restructuring costs)	2,770
Non-cash gains or losses due to movements in exchange rates – unrealized	24,973
Refinancing Costs and Acquisition Costs	1,256
Profit/Loss attributable to minority interests	(413)
Depreciation/Amortization	100,859
Pension interest costs	2,681
Option or similar non-cash expenses	16,021

Consolidated Adjusted EBITDA	$179,912

Overview, page 27

5.	The overview in this section should be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In future filings you should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For example, we note the themes and matters discussed in your May 5, 2009 and December 4, 2008 earnings conference calls, such as the two programs to reduce expenses and save $20 million mentioned in your call and that you will pay down debt of approximately $80 million six months ahead of schedule mentioned in your call. For further guidance on the content and purpose of the “Overview,” see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 34-48960 (December 19, 2003) on our website.

Response: In response to the Staff’s comments, in future filings we will draft the overview in this section to present those material business opportunities, challenges and risks that are relevant in future periods.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 41

- Impairment of Indefinite-Lived Assets, page 44

6.	In light of the significant amount of goodwill reported on your consolidated balance sheet, please further revise the discussion here in future filings to address the following:

•	Clearly disclose the number of reporting units you have identified for purposes of your annual goodwill impairment testing.

•	Discuss in greater detail the methodologies you utilize to determine the fair value of the reporting units and quantify and discuss any significant assumptions utilized in your evaluation.

Securities and Exchange Commission

August 14, 2009

•

Here and in the notes to the consolidated financial statements, disclose in greater detail your policy for testing goodwill for impairment, including a more detailed description of the two-step impairment testing process outlined in FASB Accounting Standards Codification 350-20-35.

Response: In response to the Staff’s comments, we will revise the discussion of our Critical Accounting Policies in future filings to address the number of reporting units identified for our annual goodwill impairment testing, the methodologies used to determine fair value of the reporting units and any assumptions used, and our policy for testing goodwill impairment. Set forth below is the revised disclosure we intend to provide in future filings:

“Sirona tests goodwill for impairment annually on September 30 by comparing the fair value of its reporting units to their carrying values. We regard our reporting units to be our operating segments (Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments). Goodwill has been allocated to reporting units for impairment testing. Goodwill may be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. If the carrying amount of a reporting unit exceeds its fair value, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. In this second step, a fair value exercise similar to a business combination would be performed where the individual identifiable assets and liabilities of the reporting unit are valued at fair value with the difference between the fair value of the reporting unit being the implied fair value of goodwill. The Company uses a discounted future cash flow model to estimate reporting unit fair value. Significant assumptions in our discounted cash flow model include discount rate, revenue and profit margin growth and terminal growth rates. Although we believe our judgments, estimates and assumptions used in determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results.”

Certain Relationships and Related Transactions, page 51

7.	With respect to your disclosure in the first two paragraphs on page 57 of the proxy statement that you have incorporated by reference into your Form 10-K, please provide in future filings the disclosure required by Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comments, we will include the disclosure required by Item 404(b) of Regulation S-K in future filings of our proxy statement. We supplementally advise the Staff that pursuant to the charter of Sirona’s Audit Committee, the Audit Committee must review, in advance, any proposed transaction between the Company and any related party. No such related-party transaction may be consummated by the Company without the approval of the Audit Committee. We supplementally advise the Staff that all related party transactions reported since the beginning of the Company’s 2008 fiscal year were approved in accordance with such policies and procedures.”

Securities and Exchange Commission

August 14, 2009

Exhibits, Financial Statement Schedules, page 52

8.	We note that the exhibit index does not appear to include the October 1, 2005 Advisory Services Agreement filed as exhibit A to exhibit 10.1 of your Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please expand the exhibit index to include your advisory service agreements with Luxco.

Response: In response to the Staff’s comments, in future filings we will expand the exhibit index to include our advisory services agreements with Luxco.

Note 22. Segment Reporting, page F-35

9.	We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

Response: In response to the Staff’s comments, in future filings we will not include goodwill and intangible assets in disclosures relating to long-lived assets by geographic region. Set forth below is a revised table that we intend to use in future filings to present our long-lived assets by geographic region:

	Germany	United States	Rest of World	Total
	$’000s
Long-lived assets
September 30, 2008	$91,328	$6,390	$7,660	$105,378
September 30, 2007	$74,365	$5,889	$5,929	$86,183

Form 10-Q for the quarterly period ending March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Net other operating (income)/loss and restructuring costs, pages 22 and 25

10.	We note that you implemented a formal restructuring plan in December 2008 which has resulted in $2.8 million of expenses through March 31, 2009 and that you expect to additional costs of $7.5 million in the second half of fiscal 2009. Please expand MD&A in future filings to include discussion of the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

Response: In response to the Staff’s comments, in future filings we will include in MD&A a discussion of the likely effects of management’s plans on financial position, future operating

Securities and Exchange Commission

August 14, 2009

results and liquidity. In addition, in future filings we will also disclose that no major increases in expenses or revenue reductions directly related to this plan are expected going forward. Set forth below is a discussion of the type we propose to include in future filings:

“In December 2008, we announced certain actions to reduce operating costs and thereby to improve the efficiency of our organization. These actions predominantly relate to overhead functions in Germany including increased automation of our processes, the optimization of the supply chain as well as increased efficiency in our administrative functions. For the three months ended June 30, 2009, we incurred restructuring and other related costs of $1.8 million, consisting of employee severance pay and benefits and outside consulting fees directly related to the restructuring plan. The consulting fees were incurred to analyze processes in order to identify restructuring potential with the objective to reduce headcount.

The following table shows the amounts expensed and paid for restructuring costs that were incurred during the nine months ended June 30, 2009 and the remaining accrued balance of restructuring costs as of June 30, 2009, which is included in accrued liabilities within our condensed consolidated balance sheet:

	Provision at October 1, 2008	Restructuring Costs	Payments	Currency translation adjustment	Provision at June 30, 2009
			$’000s
Severance costs	$—	$2,611	$554	$162	$2,219
Consulting costs	—	1,942	1,585	30	387

Total	$—	$4,553	$2,139	$192	$2,606

We expect to record remaining costs of up to $5.5 million in the fourth quarter of fiscal 2009. We expect that half of the total costs of up to $10 million will be paid in fiscal 2009. The Company anticipates annual cost savings from these initiatives to be approximately $10 million starting in fiscal year 2010. It is expected that these cost savings will impact future cost of goods sold in all segments, as well as SG&A and R&D expenses going forward. No material increases in expenses or revenue reductions directly related to this plan are expected going forward.”

*            *            *            *             *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 14, 2009

If you have any questions, please feel free to me at (718) 482-2163 or Carol Anne Huff of Kirkland & Ellis LLP at (312) 862-2163. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Jonathan Friedman
Jonathan Friedman General Counsel and Secretary

cc:	Simone Blank

Carol Anne Huff, Kirkland & Ellis LLP